EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kraton Performance Polymers, Inc.:

We consent to the use of our reports dated March 7, 2011, with respect to the consolidated balance sheets of Kraton Performance Polymers, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ and member’s equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/S/ KPMG LLP

Houston, Texas

May 9, 2011